EXHIBIT 35.2

Report on Assessment of Compliance with Regulation AB Item 1123

Pursuant to Item 1123 of Regulation AB, a review of the Exela Technologies, Inc. activities during the year ended December 31, 2018 (the “Reporting Period”) and of its performance under the servicing agreement between Exela Technologies, Inc. and American Express (the “Servicing Agreement”) has been made under the undersigned officer’s supervision. To the best of such officer’s knowledge, based on such review, Exela Technologies, Inc. has fulfilled its obligations under the Servicing Agreement in all material respects throughout the Reporting Period.

/s/ Thomas K. Dolan Thomas K. Dolan
VP Information Security and Risk

February 14, 2019